February 25, 2026

Geordan Pursglove
Chief Executive Office
Powell Max Ltd
22/F., Euro Trade Centre
13-14 Connaught Road Central
Hong Kong

       Re: Powell Max Ltd
           Draft Registration Statement on Form F-3
           Submitted February 20, 2026
           CIK No. 0002012096
Dear Geordan Pursglove:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Anthony W. Basch